EIGER ANNOUNCES PRIVATE PLACEMENT

Toronto, January 15, 2003 /CNW/-- Eiger Technology (TSE: AXA, OTCBB: ETIFF) (“Eiger”) is pleased to announce that it is conducting a private placement of units (the "Private Placement") in its securities at a price of $0.60 per unit.  Each unit (the "Units") is comprised of one share and one share purchase warrant (the "Warrants").  The Warrants, each of which is convertible to one common share upon exercise, are exercisable for a period of one year at an exercise price of $1.00 per warrant.

The Private Placement has a minimum subscription of 2,500,000 Units and a maximum subscription of 4,000,000 Units.  If the Private Placement is fully subscribed, the Company will receive proceeds of $2,400,000.  If only the minimum subscription of 2,500,000 Units is completed, the Company will receive proceeds of $1,500,000.

Proceeds from the Private Placement will be used to fund ongoing working capital requirements of Eiger, which include the funding of new marketing initiatives aimed at substantially accelerating the growth of Onlinetel’s already growing Voice over IP telephony business.

“Onlinetel is currently experiencing dramatic acceleration in its growth rate based on both VoIP industry fundamentals and market acceptance of Onlinetel’s telephony services. Revenue in November was 9.2% higher than October, and December revenue was up 13.25% over November. Our monthly run rate in January is currently up 24.18% over December to $443,000 or $5.3 million annualized” said Gerry Racicot, CEO of Eiger. “More importantly, due to this growth, Onlinetel is currently cash flow positive in January and expects to remain cash flow positive going forward” added Mr. Racicot. “Based on this growth and market acceptance of Onlinetel’s services, we believe that there is now an opportunity to invest in new and quick payback marketing initiatives that will result in a further dramatic acceleration of Onlinetel’s growth.”

The Private Placement is a non-brokered private placement.  Under the policies of the TSX, it is anticipated to close within 45 days.

Eiger Technology, Inc.,  headquartered in Toronto, Ontario is a publicly traded company listed on the Toronto Stock Exchange. Visit Eiger Technology, Inc's. Website at www.eigertechnology.com. For more information please contact, Roland P. Austrup, Vice-President at (416) 216-8659.

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.